Exhibit 99.1

News Release

March 10, 2020

Turquoise Hill to announce fourth quarter and full year 2019 financial results on March 20, 2020

Turquoise Hill Resources will announce its fourth quarter and full year 2019 financial results on Friday, March 20, 2020 after markets close in North America.

The Company will host a conference call and webcast to discuss fourth quarter and full year 2019 financial results on Monday, March 23, 2020 at 8:00 am EST/ 5:00 am PDT. The conference call can be accessed through the following dial-in details:

North America: +1 888 390 0546

United Kingdom: + 0 800 652 2435

Australia: +1 800 076 068

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com